                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                         PURSUANT TO RULE 13a-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             dated October 28, 1997

                               BAAN COMPANY N.V.


                              Vanenburgerallee 13
                                 3882 RH Putten
                                The Netherlands
                                      and
                              4600 Bohannon Drive
                           Menlo Park, California USA
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F    X          Form 40-F
                                  -----                      -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.
                          Yes          No  X
                              ---         ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                            82- N.A.
                                ----

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                               BAAN COMPANY N.V.

                                    FORM 6-K

                               TABLE OF CONTENTS


Printing advertisement in the national edition of The Wall Street Journal on October 23, 1997.

Invitation to attend the Extraordinary General Meeting of Shareholders of Baan Company N.V.

Agenda of the Extraordinary General Meeting of Shareholders.

Explanatory Notes to the Agenda.
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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   BAAN COMPANY N.V.

                                   By: /s/ Wim H. Heijting
                                   -----------------------------
                                   Wim H. Heijting
                                   General Counsel and Secretary
                                   to the Board of Directors



Date: October 28, 1997
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                                BAAN COMPANY N.V.

                  EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Shareholders of Baan Company N.V. (the "Company") and usufructuaries and pledgees that may exercise voting rights on shares of the Company, are hereby invited to attend an Extraordinary General Meeting of Shareholders of the Company (the "Meeting") to be held at the Company's offices, located at the Vanenburgerallee 13, Putten, The Netherlands, on Tuesday, November 25, 1997 at
2.00 p.m., local time.


The Agenda for the Meeting is as follows:

 1. Approval of an amendment to article 4 paragraph 1 of the Articles of Association of the Company and addition of a new article 45 to the Articles of Association of the Company in order to effectuate a proposed two-for-one stock split.

 2. Any other business as may properly come before the Meeting or any adjournment thereof.

The Agenda for the Meeting and Explanatory Notes thereto, including the text for the proposed Amendment of the Articles of Association of the Company, are available free of charge for inspection and obtainable by the shareholders, usufructuaries and pledgees that may exercise voting rights, at the offices of the Company in Baron van Nagellstraat 89, Barneveld, The Netherlands, and in 4600 Bohannon Drive, Menlo Park, California 94025, United States of America, at the offices of ABN AMRO Bank N.V. and Morgan Guaranty Trust Company of New York referred to below and at the Public Reference Facilities maintained by the Securities and Exchange Commission in Washington, DC. Copies of such material can be obtained from the Public Reference Section of the Commission, Washington, DC 20549, United States of America, at prescribed rates.

In order to attend and to exercise their rights at the Meeting, holders of bearer shares, and usufructuaries and pledgees that may exercise voting rights on bearer shares, are required to deposit no later than Tuesday, November 18, 1997 (before 4.00 p.m. local time) until after closing of the Meeting their share certificates or a deposit certificate issued in respect of such shares by a banking institution, against issuance of a receipt, at the offices of ABN AMRO Bank N.V., Herengracht 595, Amsterdam, The Netherlands, or at the offices of Morgan Guaranty Trust Company of New York, 60 Wall Street (36th Floor), New York, NY 10260 - 0060, United States of America. Only such receipt shall entitle the shareholder, usufructuary or pledgee with voting rights, to attend the Meeting.

In order to attend and to exercise their rights at the Meeting, holders of registered shares, and usufructuaries and pledgees that may exercise voting rights on registered shares, are required to notify the Company in writing of their intention to attend the Meeting no later than Tuesday, November 18, 1997 (before 4.00 p.m. local time) by delivering such notification to the above mentioned offices of the Company in Barneveld, ABN AMRO Bank N.V. or Morgan Guaranty Trust Company of New York, together with a specification of the numbers of the share certificates which may have been issued in respect of such shares. Upon timely receipt of such notification, the shareholder, usufructuary or pledgee with voting rights, shall be provided with an admission ticket for the Meeting. A shareholder, usufructuary or pledgee with voting rights may only exercise his rights at the Meeting in respect of the shares which are registered in his name on both the time of such notification and the date of the Meeting.

The right of a shareholder, usufructuary or pledgee with voting rights to attend and vote at the Meeting can be exercised on his behalf by a person who is authorized in writing to do so. The written proxy must be deposited no later than at the time, and at the place, indicated above for bearer shares (or a deposit certificate). Holders of registered shares will be sent a proxy card which can be used for such purpose; proper completion and timely return of the proxy card by holders of registered shares, together with a specification of the numbers of any share certificates issued in respect of their shares (see above), constitutes proper notice of intent to attend by proxy for the purposes hereof.



Management Board of Baan Company N.V.

Barneveld, The Netherlands
October 23, 1997



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                               BAAN COMPANY N.V.

Barneveld, October 23, 1997

To the shareholders of Baan Company N.V.

     You are hereby invited to attend the Extraordinary General Meeting of Shareholders of Baan Company N.V., a company with limited liability incorporated under the laws of The Netherlands (the "Company"), to be held on Tuesday, November 25, 1997, at 2.00 p.m., local time, at the Company's offices, located at the Vanenburgerallee 13, Putten, The Netherlands.

     Included herewith are the Agenda for the Extraordinary General Meeting of Shareholders and Explanatory Notes thereto, in which is described a proposal to amend the Articles of Association of the Company in order to effectuate a proposed two-for-one stock split, and a proxy card for use in connection with the Extraordinary General Meeting of Shareholders.

                                          Yours sincerely,

                                          Baan Company N.V.,
                                          on behalf of the Board of Managing
                                          Directors

                                          /s/ Jan Baan
                                          ----------------------------------
                                          Jan Baan
                                          Chairman of the Board of Managing
                                          Directors and Chief Executive Officer

                               BAAN COMPANY N.V.
                                     AGENDA
                 EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

     Extraordinary General Meeting of Shareholders (the "Meeting") of Baan Company N.V. (the "Company") to be held at the offices of the Company, located at the Vanenburgerallee 13, Putten, The Netherlands, on Tuesday, November 25, 1997 at 2:00 p.m., local time.

     A. Opening

     B. Items of business:

          1. Approval of an amendment to the Company's Articles of Association in connection with a proposed two-for-one stock split.

          2. Any other business as may properly come before the Meeting.

     C. Closing

     The foregoing item B.1 is more fully described in the Explanatory Notes to the Agenda.
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                               BAAN COMPANY N.V.
                 EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
                           TUESDAY, NOVEMBER 25, 1997
                            ------------------------

                          EXPLANATORY NOTES TO AGENDA

I. GENERAL

     The enclosed Proxy is solicited on behalf of Baan Company N.V., a company with limited liability incorporated under the laws of The Netherlands (the "Company"), for use at an Extraordinary General Meeting of Shareholders (the "Meeting") to be held on Tuesday, November 25, 1997, at 2:00 p.m. local time, or at any adjournment thereof, for the purposes set forth herein, and in the accompanying Agenda. The Meeting will be held at the offices of the Company, located at the Vanenburgerallee 13, Putten, The Netherlands. The Company's telephone number is 011-31-341-375-555.

     The proxy solicitation materials have been mailed on or about October 24, 1997, to all holders of registered shares of the Company as of October 20, 1997.

II. PROCEDURE FOR ATTENDANCE

     In order to attend the Meeting and exercise their rights at the Meeting (in person or by proxy) holders of bearer shares and registered shares must do the following:

          (i) Bearer shares: Holders of bearer shares, and usufructuaries and pledgees that may exercise voting rights on bearer shares, are required to deposit on or prior to Tuesday, November 18, 1997 (before 4:00 p.m. local time) until after closing of the Meeting their share certificates or a deposit certificate issued in respect of such shares by a banking institution, against issuance of a receipt, at the offices of ABN AMRO Bank N.V., Herengracht 595, Amsterdam, The Netherlands or at the offices of Morgan Guaranty Trust Company of New York, 60 Wall Street (36th floor), New York, NY 10260-0060, The United States of America. Only such receipt shall entitle the shareholder, usufructuary or pledgee with voting rights, to attend the Meeting;

          (ii) Registered shares: Holders of registered shares, and usufructuaries and pledgees that may exercise voting rights on registered shares, are required to notify the Company in writing of their intention to attend the Meeting on or prior to Tuesday, November 18, 1997 (before 4:00 p.m. local time) by delivering such notification to the offices of the Company at Baron van Nagellstraat 89, Barneveld, The Netherlands or at 4600 Bohannon Drive, Menlo Park, California 94025, United States of America or to one of the above mentioned offices of ABN AMRO Bank N.V. or Morgan Guaranty Trust Company of New York, together with a specification of the numbers of any share certificates which may have been issued in respect of such shares. Upon timely receipt of such notification, the shareholder, usufructuary or pledgee with voting rights, shall be provided with an admission ticket for the Meeting. A shareholder, usufructuary or pledgee with voting rights may only exercise his rights at the Meeting in respect of the shares which are registered in his name at both the time of notification and the date of the Meeting. Notification will be deemed to have been properly made if a duly completed proxy card is returned to the Company in a timely manner, as provided below.

     The Meeting shall decide whether any person other than those indicated above can attend the Meeting. All holders of voting rights or their representatives will be requested to sign an attendance list at the Meeting.

III. VOTES REQUIRED FOR APPROVAL

     The proposal to amend the Company's Articles of Association in order to effectuate the proposed two-for-one stock split requires the approval of the majority of the votes cast of the Meeting. Each share entitles to one vote.
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IV. PROXIES

     The right of a shareholder, usufructuary or pledgee with voting rights to attend and vote at the Meeting can be exercised on his behalf by a person who is authorized in writing to do so. The written proxy must be deposited no later than at the time, and at the place, indicated above for bearer shares (or a deposit certificate). Holders of registered shares have been sent a proxy card which can be used for such purpose; proper completion and timely return of the proxy card by holders of registered shares, together with a specification of the numbers of any share certificates issued in respect of their shares (see above), constitutes proper notice of intent to attend by proxy for the purposes hereof.

     The cost of soliciting proxies will be borne by the Company. The Company has retained the services of Morgan Guaranty Trust Company of New York, the Company's U.S. transfer agent and registrar, to aid in the solicitation of proxies from brokers, bank nominees and other institutional owners, on terms customary for such services. In addition, the Company may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation materials to such beneficial owners. Proxies may also be solicited by certain of the Company's directors, officers and regular employees, without additional compensation, personally or by telephone or telegram.

     Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering to the Secretary of the Company a written notice of revocation or a duly executed proxy bearing a later date or by attending the Meeting and voting in person.

V. EXPLANATORY NOTES TO AGENDA ITEMS

     Explanatory note to item B.1 -- Amendment of article 4 paragraph 1 of the Articles of Association of the Company and addition of a new article 45 to the Articles of Association of the Company in order to effectuate the proposed two-for-one stock split.

     On the proposal of the Board of Managing Directors, approved by the Board of Supervisory Directors, the shareholders are being asked to amend the Articles of Association of the Company in order to effectuate a two-for-one stock split. This will require the resolution of the general meeting of shareholders to amend article 4 paragraph 1 of the Articles of Association of the Company to the effect that the number of shares in the authorized share capital shall be increased from 350,000,000 shares to 700,000,000 shares.

     It is proposed to split the shares with a nominal amount of NLG 0.01 each into two shares with a nominal amount of NLG 0.06, without decreasing the share capital. Since the current nominal amount of capital per share, NLG 0.01, is not sufficient to create two shares each with a nominal amount of NLG 0.06 (representing a total nominal amount of NLG 0.12 for each pre-split share) it is proposed that the differential amount of NLG 0.11 per outstanding share be paid out of the Company's share premium reserve on the outstanding shares. For the avoidance of doubt it should be noted that this will not result in any
(cash)payment to be actually made by the Company to its shareholders.

     Since accordingly the issued share capital of the Company will be doubled, it is proposed to also double the authorized share capital of the Company.

     In respect of the issued share certificates Model A as referred to in article 4, paragraph 3 of the Articles of Association and the issued share certificates Model II as referred to in article 4, paragraph 5 of the Articles of Association, each holder of such certificates may exchange his certificates into new certificates shortly after the Articles of Association shall have been amended (which date shall be announced in advertisements in, among others, the Wall Street Journal), until the thirtieth day of June 1998, without charge and with due observance of the procedures set forth in article 7 of the Articles of Association. After the thirtieth day of June 1998 the Company may charge a fee for the exchange in an amount which shall be determined by the Managing Board.

     In connection with the above, the shareholders are requested to authorize each of the Managing Directors, Mr. W.H. Heijting, general counsel and secretary to the Board of Managing Directors, as well as each lawyer practising at De Brauw Blackstone Westbroek, Amsterdam, to procure the execution of the

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

notarial deed for the amendment of the Articles of Association, to make such changes in the proposal for the amendment of the Articles of Association as appear to be necessary for obtaining the declaration of no objection from the Minister of Justice and further to do all that is necessary for the effectuation of the amendment of the Articles of Association and the above mentioned stock split.

     Article 4 paragraph 1 of the Company's Articles of Association now reads as follows (unofficial translation):

          "1. The authorized capital of the company amounts to three million five hundred thousand guilders (NLG 3,500,000) divided into three hundred and fifty million (350,000,000) shares of one cent (NLG 0.01) nominal each."

     It is proposed to amend and restate such Article 4 paragraph 1 of the Company's Articles of Association to read in full as follows (unofficial translation):

          "1. The authorized capital of the company amounts to forty-two million Netherlands guilders (NLG 42,000,000) divided into seven hundred million (700,000,000) shares with a par value of six Netherlands cents (NLG 0.06) each."

     Furthermore, it is proposed to add a new article 45 to the Articles of Association that reads as follows (unofficial translation):

          "1. References herein to the amendment of the Articles of Association shall refer to the amendment of the Articles of Association on the ** day of ** nineteen hundred and ninety-seven.

           2. Each share certificate for a share having a par value of one Netherlands cent (NLG 0.01), which has been issued prior to the amendment of the Articles of Association, shall be considered to represent two shares with a par value of six Netherlands cents (NLG 0.06) each.

           3. Each share certificate for shares having a denomination of a multiple of one Netherlands cent (NLG 0.01), which has been issued prior to the amendment of the Articles of Association, shall be considered to represent as many shares with a nominal value of six Netherlands cents (NLG 0.06) each, as is the result of the multiplication of the original number of shares by two (2).

           4. As from the ** day of ** , nineteen hundred and ninety-seven until the thirtieth day of June, nineteen hundred and ninety-eight a holder of one or more share certificates Model A as referred to in Article 4, paragraph 3, may, at his request and at his option and without charge, after turning in these share certificates to the company, obtain one or more share certificates Model A stating the new nominal value of six Netherlands cents (NLG 0.06) per share and reflecting the new number of shares represented by the certificate.

           5. As from the ** day of ** , nineteen hundred and ninety-seven until the thirtieth day of June, nineteen hundred and ninety-eight the share certificates Model II as referred to in article 4, paragraph 5, may without charge be exchanged for one ore more share certificates Model II stating the new nominal value of six Netherlands cents (NLG 0.06) per share and reflecting the new number of shares represented by the certificate, without prejudice to article 4, paragraph 5.

           6. After the period of time as referred to in paragraphs 4 and 5, the company may charge a fee which shall be determined by the Management Board for any exchange referred to in paragraphs 4 and 5."

                                        3